Registration No. 333-45740
Rule 424(b)(2)

PRICING SUPPLEMENT No. 33 Dated February 19, 2002 (To Prospectus dated September 22, 2000)
$10,000,000,000
H O U S E H O L D F I N A N C E C O R P O R A T I O N
Medium Term Notes
Due Nine Months or More from Date of Issue Fixed Rate Notes
Principal Amount: $20,000,000
Price to Public: 100%	Proceeds to HFC: 99.80%
Issue Date: February 22, 2002	Stated Maturity: September 22, 2004
Redeemable On or After: Not Applicable
Interest Rate: 5.10
Interest Payment Dates: On the 15th of August and February of each year, commencing August 15, 2002, and the Stated Maturity.

Regular Record Date: The date fifteen (15) calendar days (whether or not a Business Day) prior to each Interest Payment Date or the Stated Maturity, as the case may be.
Calculation Agent: The Chase Manhattan Bank (National Association)
Agent:	$ Amount
Scotia Capital USA Inc.	$20,000,000	DTC 0096

Agent's Discount or Commission: .20%